Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Internal Hewitt Blog from Russ Fradin

Passages

Last Monday, we announced that we will become part of Aon Hewitt, a new segment in the Aon family. I hope you’ve taken some time to absorb the details and start to understand why this union makes so much sense for two great companies. I tried to share many of those in the e-mail I sent to each of you on Monday and hopefully you have had a chance to attend one of the townhalls being hosted by our senior leaders to have some of your questions answered. I also encourage you to watch the video that Greg Case (Aon’s President and CEO) and I put together to add more color on what each of our companies hopes to gain. There’s a clear compelling strategic and financial rationale for the merger, but today I want to talk about something much more personal.

I believe that this is the right direction for our company, but the decision is also bittersweet. It’s hard not to feel a bit anxious with such a momentous change in front of us. I’ll admit to having a knot in my stomach more than once recently. I can only say that we would not have moved ahead with the merger if I didn’t think this path would lead to a better future for our associates, our clients and for our company—and if our Board didn’t believe the same.

We’ve each been extremely fortunate to be part of something truly special. Hewitt is an institution with an honorable 70-year history and many associates have poured their hearts and souls into that success. Part of the pride in Hewitt has been built on our independence and our ability to win against the “big guys,” by being smart, hard-working, and passionate about our clients. Aon has an equally proud history and they appreciate ours. Together, we will create a bold new future that neither of us could have accomplished alone.

The more you learn about the business, I think the more sense this makes. Aon has been a major player in the middle market. They’ve been trying to move into the large market for human capital solutions for years. We’ve been trying to expand our presence in the middle market, expand globally, and add new capabilities like brokerage. Both of us wanted to move faster. Together, we fill in most of each others’ current gaps. And the combination also creates some new opportunities that weren’t possible before.

As compelling as I believe this merger is, I also know that change is hard. And as change goes, this is a big one for Hewitt. Fortunately, we’ve shown how good we are at change as we’ve transformed of our business over the last three years. Nonetheless, each of us will move through this transition differently on a personal level. Some will be sad, some anxious, some cautious, some hopeful, some enthusiastic—most of us will be a little of each at one point or another. I have to say that I’m really impressed by how quickly associates are absorbing the information and how committed our teams are to getting back to business as usual. I guess that’s because that intense focus on client service is part of our DNA at Hewitt. Both Hewitt and Aon share a remarkably similar set of values, our “pillars” are almost identical, and we both believe in the importance of building a diverse workforce and supporting the communities where we work. These cultural linkages will help us to feel at home more quickly in the new organization we are creating together. I look forward with optimism.

Let’s extend each other a little extra support in the coming months as we each find our way to the future. It is going to be a bright one.

Russ

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Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposed merger; the failure of the stockholders of Aon Corporation (“Aon”) to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading

“Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.